

March 2, 2012

Via E-mail
David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive N.E.
Hutchinson, MN 55350

> **Re: Hutchinson Technology Incorporated**
> **Form 10-K for the Fiscal Year Ended September 25, 2011**
> **Filed December 8, 2011**
> **File No. 001-34838**

Dear Mr. Radloff:

We have reviewed your response letter dated February 24, 2012 and your additional filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 25, 2011

Financial Statements, page F-1

Note 2. Financing Arrangements, page F-10

1.   Please refer to prior comment 2. We note your response to our comment that the New Notes are substantially different from the Outstanding 3.25% Notes. Please provide us with a summary of the present value of the new instrument cash flows compared to the present value of the remaining cash flows under the terms of the original instrument in order to demonstrate that such cash flows were are least ten percent different. We base our request for such information on the guidance at FASB ASC 470-50-40-10. Please make sure your response includes sufficient reasonable detail under any scenarios described in FASB ASC 470-50-40-12 in order that we may understand your cash flow analysis.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief